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19006095

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
FEB 2 8 2019
Washington, DC

SEC FILE NUMBER
8- 53276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stinson Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Sansome Street, Suite 1330
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lonnie Odom
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA, A Professional Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd., Ste 150 (Address) Woodland Hills (City) CA (State) 91367 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Lonnie Odom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stinson Securities, LLC, as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 15th day of February, 2019, by Lonnie Odom, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature] (Seal)

APRIL M. JOHNSON
Notary Public - California
San Francisco County
Commission # 2218664
My Comm. Expires Nov 13, 2021

Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of ____________________
County of ____________________
Subscribed and sworn to (or affirmed) before me on this ____ day of ____________,
_____ by
________________________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public ____________________

Stinson Securities, LLC

Table of Contents

DAVE BANERJEE, CPA

An Accountancy Corporation – Member AICPA and PCAOB

21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the members of Stinson Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stinson Securities, LLC (the "Company") as of December 31, 2018, the related statement of operation, changes in member's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Stinson Securities, LLC management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Critical Audit Matter. Going Concern

At December 31, 2018 and as of the date of issuance of the audit opinion on February 15, 2019, the Company has not met its regulatory capital requirement under SEA Rule 240.15c3-1, to continue its activities as an underwriter or as a syndicate participant (except on a best effort basis) Additional capital contribution is required to engage in the former activities.

Dave Banerjee CPA, an Accountancy Corporation
Woodland Hills, California
We have served as the Company's auditor since 2018
February 15, 2019

STINSON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash	$	147,113
Prepaid and other assets		2,194
Total assets	$	149,307

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable and accrued liabilities	$	44,190
Income taxes payable		1,305
Lines of credit payable		24,048
Total liabilities		69,543
Member's Equity		79,764
Total liabilities and member's equity	$	149,307

The accompanying notes are an integral part of these financial statements

STINSON SECURITIES, LLC

STATEMENT OF OPERATIONS

for the year ended December 31, 2018

Revenue	
Underwriting Fees	$ 50,365
Interest and other income	1,034
Total Revenue	51,399
Expenses	
Commissions	$ 36,060
Information Service Fees	25,530
Professional fees	16,680
Underwriting expenses	3,470
Communication and data processing	11,268
Interest expense	7,780
Clearing fees	29,500
Occupancy expense	37,624
Operating expenses	67,460
Total Expenses	235,372
Net Loss	$ (183,973)

The accompanying notes are an integral part of these financial statements

STINSON SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

for the year ended December 31, 2018

	Common Stock	Preferred Stock	Preferred Stock, Class C	Retained Earnings	Total
Balance, January 1, 2018	$1	$155,000	$159,000	$(118,264)	$195,737
Capital Contributions				68,000	68,000
Net Loss				(183,973)	(183,973)
Balance, December 31, 2018	$1	$155,000	$159,000	$(234,237)	$79,764

The accompanying notes are an integral part of these financial statements

STINSON SECURITIES, LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2018

Cash flows from operating activities:	
Net loss	$ (183,973)
Change in operating assets and liabilities:	
Prepaid and other assets	(158)
Commissions receivable	259,950
Accounts payable and accrued expenses	(3,560)
Commission payable	(2,000)
Taxes payable	(6,714)
Line of credit payable	5,144
Net cash provided by operating activities	68,689
Cash flows from investing activities	
Cash flows from financing activities:	
Contributions	68,000
Net cash provided by financing activities	68,000
Net increase in cash	136,689
Cash, beginning of year	10,424
Cash, end of year	$ 147,113
Supplemental information:	
LLC fees paid	$ 7,114

The accompanying notes are an integral part of these financial statements

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Stinson Securities, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company) was formed as a California Limited Liability Company in July 19, 2001. The National Association of Securities Dealers, Inc. (NASD) approved the Company's application to provide broker-dealer services for the sale of corporate equity and debt securities, U.S. government and municipal securities, mutual funds and variable life insurance products. The Company has adopted a calendar year.

Description of Business

The Company, located in San Francisco, CA is a broker-dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(ii), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis." The Company participates in municipal and corporate debt securities underwriting, and brokers U.S. government municipal and corporate debt securities, and the sale of private placements of securities.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update "(ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue- producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The Company applied Topic 606 under the cumulative effect method – i.e by recognizing the cumulative effect if initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. There were no adjustments necessary.

Revenue from contracts equal to twelve months or less in duration is recognized upon termination, completion and acceptance by the customer and when the collectability of the related receivable is reasonably assured.

The Company underwrites municipal bond offerings by contracting to purchase and then sell offerings on a best effort basis. Commission revenues are recorded by the Company on the trade date reported by the clearing broker with whom it does business. The difference between the price paid and the issue price, the gross underwriting spread, is recognized as underwriting income on the trade date of the sale.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2018, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Stinson Securities, LLC, a limited liability company has elected to be taxed as partnership. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members. Management believes there are no uncertain tax positions.

Concentrations

The Company has revenue concentrations; the company specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 15, 2019, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

During the period August 8, 2018 to August 10, 2018 and further from September 6, 2018 to October 22, 2018 and extending to February 15, 2019 (the date of audit issuance), the Company did not maintain sufficient regulatory net capital of $100,000 under SEA Rule 15c3-1(a) to qualify as an underwriter. On August 16, 2018 the Company maintained net capital of $84,514 which was $15,486 below its minimum of $100,000. On October 22, 2018, the Company maintained net capital of $94,850 which was $5,150 below its requirement of $100,000.

During this period and until the date of issuance of the audit report on February 15, 2019 however, the Company operated as a broker dealer with a $5,000 minimum net capital requirement. Throughout the year the Company met the exemptive provision of SEA Rule 15c3-3(k)(2)(ii) as a fully disclosed broker dealer and did not engage in any securities business, or conduct an underwriting or syndicate business, or hold customer accounts or funds.

The Company notified the SEC and its Designated Examining Authority of its net capital position on August 16, 2018 and again on October 22, 2018.

A reconciliation of the difference between the Company's audit report and its FOCUS filed at December 31, 2018 reflects the adjustment of its minimum capital requirement from $100,000 to $5,000.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE D – CAPITALIZATION AND DISTRIBUTION

The Company has three classes of members. Class B members have priority over Class A and Class C members with the respect to return of capital and distributions. Class B members are entitled to distributions of 1% of gross revenue for every $10,000 invested as capital. Class C members are entitled to a distribution of .5% for each $10,000 invested as capital. The Class A Members are entitled to the remaining profit or loss. A members' liability is equal to their respective capital contribution.

Under the Company's amended Operating Agreement, no Class C member is either required or permitted to make additional capital contributions.

NOTE E – RENT

The amount of rent for 2018 was $37,624.

NOTE F – LINES OF CREDIT

The balance of the line of credit at December 31, 2018 was 24,048 and the interest rate was 12.25%.

NOTE G – OTHER COMMITMENTS AND CONTINGENCIES

The Company has a clearing agreement with its clearing broker-dealer which included an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2018, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE H – GOING CONCERN

The Company will not engage in an underwriting, other than best efforts, or in any syndicate business without the Company enabling its capital to meet the minimum and early warning provisions of SEA Rule 15c3-1. Management believes that additional capital is available from its members to meet such requirements in 2019.

SUPPLEMENTAL INFORMATION

STINSON SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2018

Net capital:		
Total member's equity		$ 79,764
Less: Non-allowable assets		
Prepaid and other assets		2,194
Total non-allowable assets		2,194
Net Capital		**77,570**
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$ 69,543	
		$ 69,543
Total aggregate indebtedness (A.I.)		
Computation of basic net capital requirement, greater of: 100,000		
Minimum net capital required or 6-2/3% of A.I.		$ 4,636
Minimum dollar requirement		$ 5,000
Excess net capital		$ 72,570
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement		$ 70,616
Ratio: Aggregate indebtedness to net capital		90%

Reconciliation between Audit Report and FOCUS filing at December 31, 2018:
The computation of net capital in the Audit Report differs materially from the FOCUS filed at December 31, 2018 to reflect a minimum net capital of $5,000.
Deficient Net Capital based on FOCUS filed at December 31, 2018 is ($22,430).
Excess Net Capital based on audited financials is $72,570.

The accompanying notes are an integral part of these financial statements

Schedule II
Determination of Reserve Requirements
Under Rule 15C3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relation to Possession or Control
Requirements under the (k)(2)(ii) exemptive provision

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2) (ii) exemptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(4) as it meets the minimum assessment as For in Section 4(d)(1) of The Securities Investor Protection Act of 1970, as amended.

The accompanying notes are an integral part of these financial statements

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Lonnie Odom, CEO
Stinson Securities, LLC

We have reviewed management's statements, included in the accompanying Stinson Securities, LLC Exemption Report in which (1) Stinson Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stinson Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that Stinson Securities, LLC met the identified exemption provision throughout the most recent fiscal year of 2018, without exception. Stinson Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2018
Woodland Hills, California
February 15, 2019

STINSON SECURITIES, LLC

Dave Banerjee, CPA an Accountancy Corporation
21860 Burbank Blvd., Suite 150
Woodland Hills, CA 91367

February 15, 2019

Assertions Regarding Exemption Provisions

Stinson Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "reports to be made by certain brokers and dealers"; "SEC"). This Exemption Report was prepared as required by C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision in C.F.R. 240.15c3-3(k) throughout the most recent fiscal year except as described below.

From August 8th, 2018 thorough August 10th, 2018 and subsequently from September 6th, 2018 through October 22nd, 2018 the Company did not maintain sufficient regulatory capital under SEA Rule 15c3-1(a) of $100,000 to qualify as an underwriter.
On August 16th, 2018 the Company had Net Capital of $84,514 which was $15,486 below its requirement of $100,000. On October 22nd, 2018 the Company had Net Capital of $94,850 which was $5,150 below its requirement of $100,000. During this period until the date of issuance of the audit opinion of February 15, 2019, the firm operated under the $5,000 minimal Net Capital requirement. Throughout the year the firm met the exemptive provision of SEA Rule of 15c3-3(k)(2)(ii) as a fully disclosed broker dealer and from August 8th, 2018 until February 15, 2019 did not engage in any securities business requiring a $100,000 minimum Net Capital.
The Company notified the SEC and its Designated Examining Authority on August 16, 2018 and subsequently on October 22, 2018.

Stinson Securities, LLC

By:

Lonnie Odom, CEO